MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three-month periods ended March 31, 2006, March 31, 2005 and December 31, 2005.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization and before other non-operating income and expenses. EBITDA, as defined, equates to operating earnings (loss) plus amortization. As Canadian Generally Accepted Accounting Principles (“GAAP”) do not define a method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly-titled measures reported by other entities. EBITDA is presented because the Company believes it is a useful indicator of a company’s operating performance and subsequently, a company’s ability to meet debt service and capital expenditure requirements. EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity. Refer to the “Non-GAAP Measures” section for a reconciliation of this non-GAAP measure to net earnings (loss).

This MD&A contains statements that are forward-looking. The use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions. A number of factors or assumptions could cause our actual results to differ materially from those expressed or implied by the forward looking statements, including the general economic conditions in the U.S., Canada and internationally, market conditions and demand for the Company’s products, the outlook for inventories, production and pricing, our ability to successfully obtain performance improvements and cost savings, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials or energy, our ability to obtain financing and other factors beyond the Company’s control. Additional information about these factors can be found on page 24 under "Risks and Uncertainties". The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes and the term “tonne” or the symbol “MT” refers to a metric tonne.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CDN$”. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this report is as at April 27, 2006, which is the date of filing in conjunction with the Company’s press release announcing its results for the first quarter of 2006. Disclosure contained in this document is current to that date, unless otherwise stated.

1.0	CORPORATE OVERVIEW AND HIGHLIGHTS

1.1	First Quarter Overview

The Company commenced its previously announced 2006 performance improvement program in the first quarter. The positive impact on operating results of performance improvements realized during the quarter, as well as favourable market conditions for a majority of the Company’s paper and pulp products was eroded by further appreciation of the Canadian dollar. The Canadian dollar reached US$0.88 during the quarter, surpassing the previous 14-year high of US$0.87 reached in the fourth quarter 2005. In addition, the current quarter’s operating results were negatively impacted by a $17.6 million impairment loss related to a previously idled paper machine.

The U.S. economy continued to perform well in the first quarter, led by gains in job growth, retail sales and industrial production. While demand remains good, the general business environment for the paper sector remained challenging with high energy and fibre costs and, for Canadian producers, the strong Canadian dollar. The Company has been, to an extent, insulated from some of these effects as it benefits from lower fibre and electricity costs in British Columbia compared to other regions. In addition, the Company’s relatively low use of fossil fuels, due to its ability to use lower priced alternatives, lessens its exposure to rising fuel prices. However, like other producers, the Company is exposed to rising energy prices as they impact transportation and chemical costs.

Markets for the Company’s specialty paper products were mixed. Coated paper prices weakened during the first quarter, due primarily to softening market conditions after a rapid run-up of prices in 2005. Uncoated mechanical paper markets generally remained strong, with prices for certain machine finished (“MF”) hi-brite grades increasing slightly during the quarter. Directory paper markets remained tight and 2006 benchmark prices are up approximately 6%, reflecting higher annual contract prices.

Newsprint consumption in the U.S. continued its downward trend during the quarter due to decreases in circulation, average basis weights and ad lineage. Nevertheless, recent cost related mill closures in North America have led to high operating rates, which in turn have continued to support upward pressure on newsprint prices during the quarter. The previously announced February 1 US$40 per tonne price increase was partially implemented in March.

In March 2006, the Company undertook an operational review of its indefinitely idled Port Alberni No. 3 (“A3”) paper machine and ancillary assets. The machine was indefinitely idled in February 2005 and, based on the review, the Company decided to permanently close the A3 paper machine. The closure, impacting 140,000 tonnes of previously idled newsprint capacity, resulted in a $17.6 million impairment loss that has been recorded in newsprint amortization expense in the quarter.

Effective January 1, 2006, the Company reclassified its kraft paper product from its specialty paper segment to its pulp segment. The change was required as the Company reviewed its pulp operations and concluded that the kraft paper business is inextricably linked to the pulp business. The change increased pulp EBITDA, and correspondingly decreased specialty paper EBITDA, by $0.9 million in the current quarter. Segmented information for prior periods has been reclassified to reflect this change.

Pulp markets strengthened during the first quarter. The strengthening market conditions reflected the impact of various cost related pulp mill closures in North America. A number of mill closures were also announced for later in the year. The Northern Bleached Softwood Kraft (“NBSK”) pulp benchmark price increased compared to the previous quarter, and further price increases were announced for April 2006.

Kraft paper demand remained brisk and prices trended upwards. The previously announced US$40 per ton price increase was implemented during the quarter, and a whitetop linerboard price increase of US$30 per ton was announced for April 2006.

During the quarter the Company introduced a new performance improvement initiative aimed at delivering EBITDA improvements of $70 million year over year. Approximately $13 million in EBITDA improvements were realized in the current quarter, resulting primarily from product optimization and productivity improvements.

Effective February 16, 2006, Norske Skogindustrier ASA (“Norske Skog”) sold their 29.4% shareholding in the Company. Concurrently, the three directors from Norske Skog resigned from the Company’s Board of Directors. Norske Skog had not been involved in the management of the Company since 2001, and the shareholder transaction has not impacted the Company’s operations, or its current distribution agreement with Norske Skog PanAsia. The Company did not receive any proceeds related to this transaction.

1.2	Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2006	2005
	Q1 [1]	Q1 [1]	Q2 [1]	Q3 [1]	Q4 [1]	TOTAL [1]
Sales	$456.3	$462.7	$439.0	$450.3	$471.9	$1,823.9
EBITDA [2]	47.3	33.6	25.4	47.9	48.3	155.2
EBITDA margin [2,3]	10.4%	7.3%	5.8%	10.6%	10.2%	8.5%
Operating earnings (loss)	(15.9)	(10.7)	(19.5)	2.8	2.3	(25.1)
Net earnings (loss)	(23.6)	(21.8)	(30.0)	34.2	(8.0)	(25.6)
Net earnings (loss) per share (in dollars)
– basic and diluted	$(0.11)	$(0.10)	$(0.14)	$0.16	$(0.04)	$(0.12)
Sales (000 tonnes)
Specialty papers	235.1	238.0	219.9	235.0	250.0	942.9
Newsprint	181.1	180.7	169.2	169.9	187.3	707.1
Total paper	416.2	418.7	389.1	404.9	437.3	1,650.0
Pulp	153.4	150.6	150.3	157.7	144.4	603.0
Total sales	569.6	569.3	539.4	562.6	581.7	2,253.0
Production (000 tonnes)
Specialty papers	235.7	237.5	228.6	242.3	240.9	949.3
Newsprint	183.9	176.7	167.4	167.9	187.5	699.5
Total paper	419.6	414.2	396.0	410.2	428.4	1,648.8
Pulp	153.1	142.3	141.4	157.1	150.1	590.9
Total production	572.7	556.5	537.4	567.3	578.5	2,239.7

Average spot foreign exchange Rate C$/US$ [4]	1.155	1.227	1.244	1.201	1.173	1.212
Period-end spot foreign exchange rate C$/US$ [5]	1.167	1.210	1.226	1.161	1.166	1.166
Effective foreign exchange rate C$/US$ [6]	1.172	1.265	1.267	1.221	1.206	1.239
Common shares (millions)
At period-end	214.6	214.6	214.6	214.6	214.6	214.6
Weighted average	214.6	214.6	214.6	214.6	214.6	214.6

1	Effective January 1, 2006, the Company reclassified kraft paper out of its specialty paper segment into its pulp segment. Prior period comparatives have been reclassified to reflect this change.
2	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
3	EBITDA margin is defined as EBITDA as a percentage of sales.
4	Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.
5	Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.
6	Effective foreign exchange rate represents a blended rate which takes account of the applicable spot rates and the Company’s revenue hedging program in the period.

1.3	Overview of the Business

The Company is the fourth largest North American based producer of newsprint and uncoated mechanical groundwood specialty papers, measured by production capacity. It is also the largest producer of coated and uncoated specialty papers and newsprint, and the only producer of lightweight coated paper, on the west coast of North America. The Company is the largest producer of directory paper in the world by capacity, and operates the largest paper recycling operation in Western Canada. It also has a significant presence in most major international markets, serving customers in countries around the world.

The Company’s business includes printing papers and market pulp, operating in the following three business segments:

Specialty papers

The specialty papers segment consists of soft-calendered and MF hi-brite uncoated, lightweight coated and directory paper grades. These groundwood specialty paper grades are manufactured on nine[1] paper machines at Crofton, Elk Falls, Port Alberni and Powell River. The specialty papers business segment has a total production capacity of 1,004,000 tonnes.

Specialty papers is the Company’s largest business segment, representing approximately 48% of consolidated sales revenue for the first three months of 2006. The Company’s customer base consists primarily of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers. Specialty paper products are sold primarily through the Company’s sales and marketing personnel in North America, and through distributors and agents in other geographic markets. In the first quarter, approximately 95% of specialty paper sales volumes were made to customers in North America. Specialty paper is shipped by a combination of ship, barge, rail and truck.

Newsprint

Newsprint is currently produced on five[1] paper machines at Crofton, Elk Falls and Powell River. The segment has a total annual production capacity of 701,000 tonnes. During the first quarter of 2006, the Company permanently closed its A3 paper machine, which was indefinitely idled in February 2005. This closure, impacting 140,000 tonnes of previously idled newsprint, has been assumed to be effective January 1, 2006, and has been removed from 2006 annual capacity.

1	The Company has 11 paper machines. The number of machines noted in the segments above reflects the ability of the Company’s machines to switch between newsprint and specialty paper grades.

Newsprint sales represented approximately 30% of consolidated sales revenue for the first three months of 2006. The newsprint customer base consists primarily of newsprint publishers located in Western and Central North America and Asia. In the first quarter, approximately 87% of newsprint sales volumes were to customers in North America and Asia. Newsprint is shipped by deep-sea vessel, and by a combination of ship, barge, rail and truck for inland destinations.

Pulp

The pulp segment is comprised of sawdust-based pulp and kraft paper, manufactured at the Elk Falls mill, and NBSK pulp, manufactured at the Crofton mill. The segment has a total production capacity of 646,000 tonnes.

Pulp and kraft paper sales represented approximately 22% of consolidated sales revenue for the first three months of 2006. The pulp customer base includes producers of tissue, magazine papers, woodfree printing and writing papers, and certain specialty paper products located primarily in Asia and Europe. The kraft paper customer base consists primarily of corrugated box manufacturers. Pulp and kraft paper products are sold primarily through sales and marketing personnel in Canada and Japan, and through a network of agents in locations throughout the world. In the first quarter, approximately 76% of pulp and kraft paper sales volumes were made to customers in Europe and Asia and Australasia. The Crofton and Elk Falls pulp mills are located on tidewater and have deep-sea vessel loading facilities. Pulp and kraft paper are shipped by both break-bulk on deep-sea vessels and container shipment.

The Company also operates the largest paper recycling operation in Western Canada, in support of its business segments. This facility has a production capacity of 148,000 air-dried equivalent tonnes of pulp per year, the majority of which is consumed internally.

The chart below illustrates the Company’s principal paper and pulp products, applications and annual 2006 capacity.

PRODUCT PROFILE
	Specialty Paper Grades				Newsprint	Pulp
Category	Uncoated Papers		Coated Paper	Directory	Newsprint	Kraft Paper	Market Pulp
	Soft- Calendered	Machine- Finished
Brand Name	Electrasoft Electracal Electraprime	Electrabrite Electrastar	Electracote	Catalyst	Marathon	Silverliner Platinumliner Chromium- liner Bronzeliner	Elk Prime Crofton-Kraft
Basis Weight (g/m2 )	36.6 – 52	45 – 66.5	44.4 – 63.6	28 – 40	43 – 48.8	127 – 270	n/a
Applications	Magazines, Supplements, Catalogues, Inserts, Flyers, Directories	Magazines, Supplements, Inserts, Flyers, Direct mail, PR and corporate communication books/manuals	Magazines, Catalogues, Inserts, Flyers, Direct mail	Telephone books, Airline schedules, Catalogues	Newspapers, Inserts, Flyers, Supplements, Directories, Timetables	Packaging applications	Tissue, Freesheet, Specialty paper, Whitetop linerboard
Capacity (tonnes)	466,000 [2]		223,000	315,000 [2]	701,000 [1,2]	137,000	509,000
% of Total Capacity	20%		9%	13%	30%	6%	22%

1

During the first quarter of 2006, the Company permanently closed its Port Alberni No. 3 paper machine, which was indefinitely idled in February 2005. The permanent closure has been assumed to be effective January 1, 2006, and, accordingly, 140,000 tonnes of previously idled newsprint capacity has been removed from the above capacity.

2	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory and machine- finished uncoated grades.

1.4	2006 Strategy Update

The Company’s long-term objective is to achieve higher, sustainable earnings and maximize cash flow by strengthening its position as a leading producer of value-added groundwood printing papers and related products.

In January 2006, the Company commenced its fifth consecutive annual performance improvement program. The 2006 performance improvement program is aimed at generating $70 million in year-over-year EBITDA improvements across all areas of the Company. The Company identified improvements in the areas of productivity improvements, product optimization and cost reduction. During the first quarter of 2006, $13 million in realized savings was delivered from the performance improvement program, compared to the average in 2005.

2006 Performance Improvement Program Initiatives
(All amounts are pre-tax and in millions of dollars)	2006 Achievement (YTD)	2006 Goal (Year)
Productivity improvements	$3	$24
Product optimization	6	9
Chemical usage	1	6
Energy usage	-	6
Fibre optimization	2	8
Freight optimization	1	4
Kraft usage	-	2
Other	-	11
Total performance improvement program	$13	$70

1.5	Consolidated Results of Operations

Three Months ended March 31, 2006 compared to Three Months ended December 31, 2005

Sales

Sales for the current quarter of $456.3 million were down 3.3%, compared to $471.9 million in the previous quarter. The positive impact of higher average transaction prices, particularly for newsprint, directory, kraft paper and pulp, was more than offset by the negative impact of the strengthening Canadian dollar, seasonally lower specialty paper shipments and weaker coated paper prices.

EBITDA
EBITDA for the current quarter of $47.3 million was down $1.0 million from $48.3 million in the previous quarter. Higher product prices coupled with performance improvements were offset by the adverse impact of the stronger Canadian dollar.

The following table summarizes the key changes in EBITDA from Q4, 2005 to Q1, 2006:

(In millions of dollars)
Q4, 2005 EBITDA	$48.3
Improved paper prices	5.0
Improved pulp prices	4.2
Impact of stronger Canadian dollar, net of hedging program	(10.7)
Other, net	0.5

Q1, 2006 EBITDA	$47.3

Operating earnings (loss)
The Company recorded an operating loss of $15.9 million for the current quarter, compared to operating earnings of $2.3 million for the previous quarter. The decline in operating earnings resulted primarily from the $17.6 million impairment loss related to the permanent closure of the A3 paper machine.

Net earnings (loss)
Net loss for the current quarter was $23.6 million ($0.11 per common share) compared to net loss of $8.0 million ($0.04 per common share) in the previous quarter. Net loss for the current quarter included an $11.6 million ($0.05 per common share) after-tax impairment loss. The current quarter also included a $0.3 million (less than $0.01 per common share) after-tax foreign exchange loss on the translation of U.S.-dollar-denominated debt, compared to a $2.2 million ($0.01 per common share) after-tax foreign exchange loss on the translation of U.S.-dollar-denominated debt for the previous quarter.

Three Months ended March 31, 2006 compared to Three Months ended March 31, 2005

Sales
Sales for the current quarter of $456.3 million were down 1.4% from sales of $462.7 million in the same quarter last year. The positive impact on sales from improved prices across all paper grades, and a higher-value customer and grade mix, was more than offset by the negative impact of the stronger Canadian dollar.

EBITDA
EBITDA for the current quarter of $47.3 million was up $13.7 million from $33.6 million in the same quarter last year. The positive impact from higher paper prices, and performance improvements more than offset the stronger Canadian dollar and, to a lesser extent, lower average pulp prices.

The following table summarizes the key changes in EBITDA from Q1, 2005 to Q1, 2006:

(In millions of dollars)
Q1, 2005 EBITDA	$33.6
Improved paper prices	24.0
Decreased pulp prices	(0.4)
Impact of stronger Canadian dollar, net of hedging program	(29.2)
Other, primarily performance improvements	19.3

Q1, 2006 EBITDA	$47.3

Operating earnings (loss)
The Company recorded an operating loss of $15.9 million for the current quarter, compared to an operating loss of $10.7 million in the same quarter last year. The $13.7 million improvement in EBITDA (see EBITDA section above) was more than offset by the $17.6 million impairment loss related to the permanent closure of the A3 paper machine.

Net earnings (loss)
Net loss for the current quarter was $23.6 million ($0.11 per common share) compared to net loss of $21.8 million ($0.10 per common share) for the same quarter last year. Net loss for the current quarter included an $11.6 million ($0.05 per common share) after-tax impairment loss. The current quarter also included a $0.3 million (less than $0.01 per common share) after-tax foreign exchange loss on the translation of U.S.-dollar-denominated debt, compared to an after-tax foreign exchange loss of $2.6 million ($0.01 per common share) for the same period in 2005.

2.0	SEGMENTED RESULTS OF OPERATIONS

	2.1	Specialty Papers

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2006			2005
	Q1 [1]	Q1 [1]	Q2 [1]	Q3 [1]	Q4 [1]	TOTAL [1]
Sales	$220.8	$226.1	$211.7	$223.9	$238.8	$900.5
EBITDA [2]	29.1	25.5	24.5	33.7	32.1	115.8
EBITDA margin [2]	13.2%	11.3%	11.6%	15.1%	13.4%	12.9%
Operating earnings (loss)	6.6	2.5	2.1	10.9	9.3	24.8

Sales (000 tonnes)	235.1	238.0	219.9	235.0	250.0	942.9
Production (000 tonnes)	235.7	237.5	228.6	242.3	240.9	949.3
Average sales revenue per tonne	$939	$950	$963	$953	$956	$955
Average cash costs per tonne [3]	815	843	852	809	827	832
SC-A paper, 35 lb. (US$/ton) [4]	780	745	770	780	780	769
LWC paper, No. 5, 40 lb. (US$/ton) [4]	875	790	837	880	880	846
Telephone directory paper, 22.1 lb. (US$/ton) [4]	715	675	675	675	675	675

1	Effective January 1, 2006, the Company reclassified kraft paper out of its specialty paper segment into its pulp segment. Prior period comparatives have been reclassified to reflect this change.
2	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
3	Average cash costs per tonne for these purposes consist of cost of sales and selling, general and administration (“SG&A”).
4	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

2.1.1	Segment Overview

Market conditions for the Company’s specialty paper products were mixed during the first quarter.

After a year of robust pricing in 2005, coated mechanical prices weakened during the quarter, due in part to high mill and printer inventories and lower demand, which was down 2.7% year over year. Demand was down primarily due to grade switching to super-calendered (“SC”) grades, and a U.S. Postal Service average rate increase of approximately 5% in January, which is expected to lower catalogue and magazine paper demand in the short-term. Compared to the same quarter last year, the average benchmark price for lightweight coated (“LWC”) was up US$85 per ton, or 10.8%.

The uncoated mechanical paper market remained tight through the first quarter, due mostly to strong retail activity as well as supply disruptions. Year-over-year demand decreased 4.6%, primarily as a result of the supply disruptions. A US$40 per ton price increase was announced for all SC grades, effective April 1, 2006. Directory demand remained relatively strong, due to the growth of independent publishers, increasing 14.1% year over year. Benchmark 2006 contract prices moved up US$40 per ton, or 6% from 2005.

2.1.2	Operational Performance

Three Months ended March 31, 2006 compared to Three Months ended December 31, 2005

The specialty papers business recorded operating earnings of $6.6 million on sales of $220.8 million in the current quarter, compared to operating earnings of $9.3 million on sales of $238.8 million in the previous quarter. EBITDA for the current quarter was $29.1 million, a $3.0 million decrease from $32.1 million recorded in the previous quarter.

Sales volume of 235,100 tonnes in the current quarter decreased 14,900 tonnes, or 6.0%, from the previous quarter, primarily due to seasonally slower sales.

Average sales revenue in the current quarter of $939 per tonne decreased $17 per tonne from the previous quarter. This was largely due to the stronger Canadian dollar and, to a lesser extent, weaker coated paper prices which more than offset improved 2006 directory prices and modest MF hi- brite price gains recorded in the current quarter.

Average cash costs in the current quarter were $815 per tonne, an improvement of $12 per tonne compared to the previous quarter due to savings from performance improvements and the absence of a non-recurring fourth quarter unfavourable sales tax adjustment.

Three Months ended March 31, 2006 compared to Three Months ended March 31, 2005

The specialty papers business recorded operating earnings of $6.6 million on sales of $220.8 million in the current quarter, compared to operating earnings of $2.5 million on sales of $226.1 million for the same quarter last year. EBITDA for the current quarter was $29.1 million, a $3.6 million increase from $25.5 million recorded in the same quarter last year.

Sales volume of 235,100 tonnes in the current quarter was consistent with sales volume of 238,000 in the same quarter last year.

Average sales revenue in the current quarter was $939 per tonne, a decrease of $11 per tonne from the same quarter last year, as higher transaction prices across all grades and customer and grade mix improvements were more than offset by the adverse impact of the stronger Canadian dollar.

Average cash costs in the current quarter were $815 per tonne, an improvement of $28 per tonne compared to the same quarter last year. Savings from performance improvements and lower chip prices more than offset higher energy prices.

2.2	Newsprint

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2006			2005
	Q1	Q1	Q2	Q3	Q4	TOTAL
Sales	$137.2	$133.0	$127.1	$127.1	$141.9	$529.1
EBITDA [1]	19.8	9.9	12.7	14.7	20.8	58.1
EBITDA margin [1]	14.4%	7.4%	10.0%	11.6%	14.7%	11.0%
Operating earnings (loss)	(9.9)	(0.9)	1.4	3.4	8.4	12.3

Sales (000 tonnes)	181.1	180.7	169.2	169.9	187.3	707.1
Production (000 tonnes)	183.9	176.7	167.4	167.9	187.5	699.5

Average sales revenue per tonne	$758	$736	$752	$748	$758	$748
Average cash costs per tonne [2]	647	682	677	662	647	666
Newsprint 48.8 gsm, West Coast delivery (US$/tonne) [3]	644	571	589	612	627	600

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
2	Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
3	Benchmark selling prices are sourced from RISI.

2.2.1	Segment Overview

North American newsprint consumption continued to decline in the quarter, with total U.S. consumption and demand down 4.3% and 3.7%, respectively, year over year. Approximately one-third of the decline in newsprint consumption was due to the ongoing publisher shift to lower basis weights, a shift the Company views as favourable. The announced US$40 per tonne price increase was partially implemented in March. The average U.S. newsprint benchmark price in the first quarter was up US$73 per tonne, or 12.8%, compared to the same quarter last year.

In March 2006, the Company undertook an operational review of its indefinitely idled A3 paper machine and ancillary assets. The machine was indefinitely idled in February 2005, and based on the review, the Company decided to permanently close it. The closure, impacting 140,000 tonnes of previously idled newsprint capacity, resulted in a $17.6 million impairment loss that has been included in the current quarter’s amortization expense. See the “Critical Accounting Policies and Estimates” section for further details.

2.2.2	Operational Performance

Three Months ended March 31, 2006 compared to Three Months ended December 31, 2005

The newsprint business recorded an operating loss of $9.9 million on sales of $137.2 million in the current quarter, compared to operating earnings of $8.4 million on sales of $141.9 million in the previous quarter. The decline in operating earnings resulted primary from the $17.6 million impairment loss related to the permanent closure of the A3 paper machine. EBITDA for the current quarter was $19.8 million, a $1.0 million decrease from $20.8 million recorded in the previous quarter.

Sales volume of 181,100 tonnes in the current quarter decreased 6,200 tonnes, or 3.3%, from previous quarter reflecting declining demand and consumption.

Average sales revenue in the current quarter of $758 per tonne was unchanged from the previous quarter, with modest price gains in a number of regions and a higher-value mix offsetting the negative impact of the stronger Canadian dollar.

Average cash costs of $647 per tonne were consistent with the previous quarter as savings from performance improvements and the absence of a non-recurring fourth quarter unfavourable sales tax adjustment were offset by lower production in the quarter.

Three Months ended March 31, 2006 compared to Three Months ended March 31, 2005

The newsprint business recorded an operating loss of $9.9 million on sales of $137.2 million for the current quarter, compared to an operating loss of $0.9 million on sales of $133.0 million for the same quarter last year. Current quarter EBITDA of $19.8 million was up $9.9 million from EBITDA of $9.9 million recorded for the same quarter last year. The decline in operating earnings resulted primary from the $17.6 million impairment loss related to the permanent closure of the A3 paper machine, which was partly offset by the increase in EBITDA.

Sales volume in the current quarter of 181,100 tonnes was consistent with sales volume of 180,700 in the same quarter last year.

Average sales revenue in the current quarter of $758 per tonne increased $22 per tonne from the same quarter last year with higher transaction prices and a favourable grade and customer mix more than offsetting the impact of the stronger Canadian dollar.

Average cash costs in the current quarter were $647 per tonne, an improvement of $35 per tonne from the same quarter last year. Savings from performance improvements, the absence of maintenance spending related to the 2005 A3 paper machine curtailment and lower chip prices more than offset increased energy prices.

2.3	Pulp

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2006			2005
	Q1 [1]	Q1 [1]	Q2 [1]	Q3 [1]	Q4 [1]	TOTAL [1]
Sales	$98.3	$103.6	$100.2	$99.3	$91.2	$394.3
EBITDA [2]	(1.6)	(1.8)	(11.8)	(0.5)	(4.6)	(18.7)
EBITDA margin [2]	(1.6% )	(1.7% )	(11.8% )	(0.5% )	(5.0% )	(4.7% )
Operating earnings (loss)	(12.6)	(12.3)	(23.0)	(11.5)	(15.4)	(62.2)

Sales (000 tonnes)	153.4	150.6	150.3	157.7	144.4	603.0
Production (000 tonnes)	153.1	142.3	141.4	157.1	150.1	590.9

Average sales revenue per tonne	$641	$688	$666	$630	$632	$654
Average cash costs per tonne [3]	652	699	745	633	664	684
NBSK pulp, Northern Europe
delivery (US$/tonne) [4]	618	640	613	587	600	611

1	Effective January 1, 2006, the Company reclassified kraft paper out of its specialty paper segment into its pulp segment. Prior period comparatives have been reclassified to reflect this change.
2	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
3	Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
4	Benchmark selling prices are sourced from RISI.

2.3.1	Segment Overview

Global pulp shipments increased 4.4% year over year, primarily reflecting stronger shipments to China and other Asian markets which were up 19.5% and 13.2% respectively. NBSK pulp prices in Europe and China increased in the quarter, as producers implemented price increases through the quarter.

Average Northern Europe NBSK pulp benchmark prices were up approximately US$18 per tonne, or 3.0%, compared to the previous quarter.

For kraft paper, demand was steady as North American box shipments increased 1.1% year over year, and total inventory was 10.0%, or 270,000 tonnes, lower year over year. The previously announced US$40 per ton price increase for white-top linerboard was secured during the quarter, and a further US$30 per ton price increase was announced for April 2006.

2.3.2	Operational Performance

Three Months ended March 31, 2006 compared to Three Months ended December 31, 2005

The pulp and kraft paper business recorded an operating loss of $12.6 million on sales of $98.3 million in the current quarter, compared to an operating loss of $15.4 million on sales of $91.2 million in the previous quarter. Negative EBITDA of $1.6 million in the current quarter improved $3.0 million from negative EBITDA of $4.6 million in the previous quarter.

Sales volume of 153,400 tonnes in the current quarter increased by 9,000 tonnes, or 6.2%, from the previous quarter primarily reflecting the timing of pulp shipments to China.

Average sales revenue in the current quarter was $641 per tonne, an increase of $9 per tonne from the previous quarter. Gains in period-over-period pricing more than offset the stronger Canadian dollar.

Average cash costs in the current quarter were $652 per tonne, an improvement of $12 per tonne from the previous quarter. Savings from performance improvements and improved energy prices were the primary factors accounting for the improvement.

Three Months ended March 31, 2006 compared to Three Months ended March 31, 2005

The pulp and kraft paper business recorded an operating loss of $12.6 million on sales of $98.3 million in the current quarter, compared to an operating loss of $12.3 million on sales of $103.6 million for the same quarter last year. Negative EBITDA of $1.6 million improved $0.2 million from negative EBITDA of $1.8 million recorded for the same quarter last year.

Sales volume of 153,400 tonnes in the current quarter was consistent with sales volume of 150,600 in the same quarter last year.

Average sales revenue in the current quarter of $641 per tonne was down $47 per tonne from the same quarter last year largely due to the stronger Canadian dollar.

Average cash costs in the current quarter were $652 per tonne, an improvement of $47 per tonne from the same quarter last year. Savings from performance improvements, lower planned maintenance spending and lower chip prices more than offset higher energy prices.

3.0	LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2006			2005
	Q1	Q1	Q2	Q3	Q4	TOTAL
Cash provided by operating activities (before
changes in non-cash operating working capital)	$43.3	$26.0	$15.4	$17.5	$45.6	$104.5
Changes in non-cash operating working capital	(1.9)	5.2	16.3	(39.3)	6.3	(11.5)
Cash provided by operating activities	41.4	31.2	31.7	(21.8)	51.9	93.0
Cash flows used by investing activities	(10.6)	(11.0)	(33.7)	(23.4)	(24.9)	(93.0)
Cash flows provided (used) by financing activities	(15.2)	(8.2)	(8.1)	17.3	(27.0)	(26.0)

Capital spending	11.8	11.4	34.5	23.8	25.5	95.2
Amortization [1]	63.2	44.3	44.9	45.1	46.0	180.3
Capital spending as % of amortization	19%	26%	77%	53%	55%	53%
Total debt to total capitalization [2,3]	46%	46%	47%	46%	46%	46%
Net debt to net capitalization [4,5]	46%	45%	47%	46%	46%	46%

1	Quarter 1, 2006 amortization expense includes a $17.6 million impairment loss related to the permanent closure of the A3 paper machine.
2	Total debt comprises long-term debt, including current portion.
3	Total capitalization comprises total debt and shareholders’ equity.
4	Net debt comprises total debt, less cash on hand.
5	Net capitalization comprises net debt and shareholders’ equity.

The Company’s principal cash requirements are for working capital, capital expenditures and interest payments on the Company’s debt. Cash flows are funded through operations and where necessary, through the revolving operating facility (the “Facility”). If necessary, liquidity requirements may be funded through the issuance of debt, equity or both. Access to current and alternative sources of financing at competitive cost is dependent upon the Company’s credit ratings and capital market conditions. The Company believes that the cash flow from operations and the Facility will be sufficient to meet the Company’s anticipated capital expenditures and debt repayment obligations in the near and intermediate term.

3.1	Operating Activities

Cash flow provided by operating activities in the current quarter was $41.4 million, compared to cash flow provided of $51.9 million in the previous quarter, and cash flow provided of $31.2 million in the same quarter last year. The decrease of $10.5 million from the previous quarter was mainly due to increased working capital requirements while the increase of $10.2 million from the same quarter last year was primarily due to the $13.7 million increase in EBITDA.

3.2	Investing Activities

Cash flow used for investing activities in the current quarter totalled $10.6 million, which was a decrease from cash flow used of $24.9 million in the previous quarter, and consistent with cash flow used of $11.0 million in the same quarter last year. The decrease from the previous quarter was primarily due to lower capital spending compared to traditionally higher levels in the fourth quarter.

The current quarter’s capital spending was $11.8 million. In addition to various small high-return capital projects, the current quarter’s spending included the implementation of the Reliability Improvement Initiative. This program is aimed at implementing world class asset care practices across all Catalyst operations.

Capital expenditures are expected to approximate $100 million for the year.

3.3	Financing Activities

Cash flow used by financing activities was $15.2 million in the current quarter, compared to cash flow used of $27.0 million in the previous quarter and cash flow used of $8.2 million in the same quarter last year. The primary reason for the change from the comparable periods was the $6.5 million repayment of net borrowings under the Company’s Facility during the current quarter, compared to a repayment of $19.2 million in the previous quarter and a repayment of $nil in the same quarter last year.

3.3.1	Debt

As of March 31, 2006, the borrowing base on the Company’s $350.0 million Facility was $345.5 million. After outstanding letters of credit of $22.3 million, $323.2 million was available to be drawn at the end of the quarter. Total long-term debt outstanding as at March 31, 2006, was $856.1 million. The Company’s net debt to net capitalization ratio as at March 31, 2006, was 46%, consistent with 46% in the previous quarter.

At March 31, 2006, the Company was in compliance with the covenants under both its Facility and senior notes. The Company’s Consolidated Fixed Charge Coverage Ratio (“CFCC Ratio”) under the senior note indentures calculated on a 12-month trailing average, was 2.2:1 at March 31, 2006. In the event that the CFCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur beyond drawings under the Facility or other debt as permitted under the senior notes. Also the Company’s restricted payments basket under the senior notes was negative $80 million as at March 31, 2006 (negative $69 million as at December 31, 2005), as a result of the accumulation of losses in recent years. Under the 8.625% senior notes, the Company cannot pay dividends unless the balance in this basket is positive.

3.3.2	Financial Instruments

In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues, which are predominately in U.S. dollars, energy costs and long-term debt. In accordance with its financial risk management program, the Company manages its exposure to these risks through the use of financial instruments. The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes. The Company does not enter into financial instruments for speculative purposes.

Revenue Risk Management Instruments

In respect of revenues, the Company uses foreign currency options and forward contracts to sell U.S. dollars. At March 31, 2006, 64% of the options and contracts are designated as hedging instruments and resulting foreign exchange translation gains and losses will be recognized concurrently with the hedged revenue in “Sales”. At period-end exchange rates, the net amount the Company would receive to settle the foreign currency options and forward contracts is $11.1 million, of which $9.0 million is included in “Prepaids and other” and $2.2 million has been recognized and included in “Sales”. The hedging program increased “Sales” by $4.2 million in the first quarter of 2006.

At March 31, 2006, no price hedging instruments were outstanding in respect of products sold.

Long-term Debt Risk Management Instruments

In respect of long-term debt, the Company is party to US$59 million in forward foreign exchange contracts to acquire U.S. dollars. These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on translation of long-term debt”. At period-end exchange rates, the net amount the Company would pay to settle these contracts is $24.2 million.

Cost Risk Management Instruments

To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company’s oil and gas exposure. The contracts are not designated as hedging instruments for accounting purposes and are reported as “Prepaids and other” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Cost of sales”. At period-end contract rates, the net amount the Company would receive to settle these contracts is $1.9 million, all of which is included in “Prepaids and other” and has been recognized in “Cost of sales”.

Interest Rate Swaps

The Company occasionally uses interest rate swap contracts to manage its net exposure to interest rate changes. At March 31, 2006, the Company has pay-floating, receive-fixed interest rate swap contracts for notional US$60 million, and has designated them as hedging instruments. At period-end swap rates, the net amount the Company would pay to settle these contracts is $1.0 million.

4.0	RELATED PARTY TRANSACTIONS

Effective February 16, 2006, Norske Skog sold its 29.4% shareholding in the Company. Concurrently, the three directors from Norske Skog resigned from the Company’s Board of Directors. Norske Skog had not been involved in the management of the Company since 2001, and the shareholder transaction has not impacted the Company’s operations, or its current distribution agreement with Norske Skog PanAsia. The Company did not receive any proceeds related to this transaction.

5.0	OFF-BALANCE SHEET ARRANGEMENTS

	5.1	Financial Instruments

The Company has ongoing programs with respect to financial instruments, for which the Company has elected to designate some as hedging instruments. The fair value of the following designated hedging instruments is not recorded in the financial statements.

Revenues – Foreign currency options and forward contracts having a notional principal of US$387 million with major financial institutions.

Interest Rates – Fixed to floating interest rate swaps with major financial institutions on notional US$60 million. The Company will receive a fixed rate of 7.375%, and pay a floating rate averaging U.S. six month LIBOR plus 2.1%.

Refer to the financial instruments discussion within the “Liquidity and Capital Resources” section for further discussion of financial instruments.

	5.2	Indemnities and Guarantees

The Company has provided certain indemnities with regard to several business dispositions covering potential environmental, tax and employment liabilities. A description of these indemnities and guarantees and their impact on the Company’s results of operations and financial position for the year ended December 31, 2005, can be found on page 52 of the Company’s 2005 Annual Report. These have not changed materially since December 31, 2005.

6.0	CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company enters into certain contractual obligations related to long-term debt, and capital and operating leases. The summary of the Company’s obligations as at December 31, 2005, can be found on page 47 of the 2005 Annual Report. During the quarter, there were no material changes in the contractual obligations that are outside the ordinary course of the Company’s business.

7.0	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending March 31, 2006.

(In millions of dollars, except where otherwise stated)	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales	$456.3	$471.9	$450.3	$439.0	$462.7	$477.3	$466.8	$479.6
Net earnings (loss)	(23.6)	(8.0)	34.2	(30.0)	(21.8)	13.7	28.0	(24.0)
Net earnings (loss) per share (in
dollars) – basic and diluted	$(0.11)	$(0.04)	$0.16	$(0.14)	$(0.10)	$0.06	$0.13	$(0.11)

8.0	NON-GAAP MEASURES

The following measure included in this report does not have a standardized meaning under Canadian GAAP.

EBITDA (earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses), as defined, equates to operating earnings (loss) plus amortization. The Company focuses on EBITDA as the Company believes this measure enables comparison of its results between periods without regard to debt service, income taxes and capital expenditure requirements.

As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance. This measure should not be considered by an investor as an alternative to net income, an indicator of the financial performance of the Company or an alternative to cash flows as a measure of liquidity.

As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly-titled measures reported by other companies.

The following table reconciles the Company’s net earnings (loss) to EBITDA:

(In millions of dollars)	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net earnings (loss)	$(23.6)	$(8.0)	$34.2	$(30.0)	$(21.8)	$13.7	$28.0	$(24.0)
Amortization	63.2	46.0	45.1	44.9	44.3	46.4	46.3	46.4
Foreign exchange (gain) loss on	0.4	2.7	(38.4)	7.8	3.2	(31.2)	(41.5)	13.0
translation of long-term debt
Other (income) expense, net	-	(0.9)	0.1	(2.8)	(0.9)	0.9	0.1	(2.4)
Interest expense, net	18.4	19.1	19.0	19.2	18.4	17.2	18.8	19.5
Income tax expense (recovery)	(11.4)	(10.6)	(12.4)	(13.8)	(9.8)	(1.7)	4.6	(8.7)
Non-controlling interest	0.3	-	0.3	0.1	0.2	-	-	-
EBITDA	$47.3	$48.3	$47.9	$25.4	$33.6	$45.3	$56.3	$43.8

9.0	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad/doubtful accounts and income taxes based upon currently available information. Actual results could differ from those estimates. The discussion on the accounting policies that require management’s most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 54 to 58 of the 2005 Annual Report. These have not materially changed since December 31, 2005, with the exception of “Impairment of Long-Lived Assets” described below.

In March, the Company undertook an operational review of its A3 paper machine and ancillary assets, including certain assumptions around operational configurations. Based on this review, the Company decided to permanently close its A3 paper machine, and in accordance with the Canadian Institute of Chartered Accountants (“CICA”) where defined in CICA Handbook Section 3063, “Impairment of Long-Lived Assets,” the Company determined that the carrying value of the A3 paper machine and ancillary assets was not recoverable. Consequently, the Company recorded an impairment loss of $17.6 million to write down the A3 paper machine assets to their estimated fair value in its newsprint segment. The impairment loss was recorded in amortization expense. The estimated fair value of these assets was based on the present value of the estimated asset proceeds net of dismantling and selling costs. Severance payments are not expected to be significant as a result of the permanent closure of the A3 paper machine, due to severance payments made and workforce restructuring that took place when the A3 paper machine was idled in February 2005.

10.0	CHANGES IN ACCOUNTING POLICIES

The Company has not adopted any new accounting standards or changed any accounting policies in the current period.

11.0	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In April 2005, the CICA issued the following new accounting standards that impact the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income.

	1.	Section 1530, “Comprehensive Income” defines and establishes the reporting requirements for comprehensive income.

	2.	Section 3251, “Equity” replaces Section 3250, “Surplus”, and establishes standards for the presentation of changes in equity.

3.

Section 3855, “Financial Instruments - Recognition and Measurement” establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

4.

Section 3861, “Financial Instruments – Disclosure and Presentation” replaces Section 3860, “Financial Instruments – Disclosure and Presentation”, and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

	5.	Section 3865, “Hedges” establishes the standards for when and how hedge accounting may be applied.

The new sections are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently in the process of evaluating the impact of the new accounting standards on the Company’s financial position, results of operations and cash flows.

12.0	RISKS AND UNCERTAINTIES

The Company produces and markets paper and pulp products that are sold globally. The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers. However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties. These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies’, trade barriers and Aboriginal land claims.

In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships risks have with the Company’s strategic plan. Management provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A discussion of the principal uncertainties to which the Company is subject follows.

Product Prices

The Company’s markets are commodity-based and cyclical in nature. Markets for the principal products are affected by fluctuations in supply and demand within each cycle, which in turn affects product prices. Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income. The Company’s earnings are sensitive to price changes for its principal products, with the effect of price changes on specialty and newsprint grades being the greatest.

In addition, there is evidence to suggest the newsprint market is mature as declines in U.S. consumption have occurred in each of the last twelve quarters on a year- over-year basis. The Company believes it remains well positioned to mitigate the impact of this decline, through its ability to switch grades.

Global Competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price. A majority of the Company’s production is directed to markets outside Canada, where Canadian producers generally compete with American, European and Asian producers. Many of the Company’s competitors are larger and have greater financial resources than the Company and some of the mills operated by the Company’s competitors are lower cost producers than the mills the Company operates. To stay competitive, the Company is focused on improving productivity and reducing costs.

International Sales

A significant portion of the Company’s sales are outside Canada and the United States, and therefore the Company faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets and fluctuations in foreign currencies.

Under the terms of a distribution agreement with an affiliate of Norske Skog, either party on six months notice may terminate the agreement. If the agreement is terminated, the Company will be required to replace the distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

Foreign Exchange

The Company’s profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most sales are denominated. Fluctuations in foreign currencies affect the Company’s competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company’s competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries. The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7.375% and 8.625% senior notes.

Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S.-dollar-denominated debt. The Company’s hedging policy for revenues includes 33% to 67% of 0 to 12–months and 0% to 25% for 13 to 24-months U.S. dollar net exposure. The Company considers its U.S. dollar revenues to act largely as a hedge of its U.S.-dollar-denominated debt. The revenue hedge program mitigates the impact of any rapid movements in currency by 40% to 50% over the near term.

Fibre Supply

Since the Company has no significant timber holdings, operations are dependent on the supply of wood fibre from third parties, over half of which is provided by five suppliers. The Company’s fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by suppliers or the Company for market or other reasons.

Long-term contracts with third parties are conducted at market prices or at prices determined under market-based formulas and represent approximately 70% of the Company’s pulp and paper mills’ fibre requirements. The solid wood segment of the B.C. coastal forest industry has undergone significant restructuring and downsizing. As a result, there is no assurance that the Company will continue to be able to access coastal fibre at the same levels achieved in the past.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre. The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply. Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by the Company’s suppliers are situated. Although the renewal of forest tenures held by the Company’s suppliers may be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

The Company is also a large consumer of old newspapers and magazines. Ownership of Western Canada’s largest paper recycling facility enables the Company to secure 100% of its recycled fibre needs from the internal recovery network. While the supply remains reliable, the pricing is determined by the market and is subject to variability.

Aboriginal Claims

The Company’s ability to operate its manufacturing facilities will also be affected by aboriginal groups’ claims of aboriginal title and rights. The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations. In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in the Supreme Court of British Columbia. While the Company and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and British Columbia, counsel for the aboriginal group has advised the Company that the plaintiffs are currently negotiating with two governments and have no intention of proceeding with the action at this time. Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect their decisions may affect aboriginal groups’ rights or title. This duty of consultation and accommodation may affect the Company’s ability to obtain or amend necessary regulatory permits on a timely basis.

Energy Costs

The Company is a significant consumer of electrical power and fossil fuels.

The Government of British Columbia regulates the Company’s electricity supply contracts and there have been few fluctuations in the terms of the contracts, as the November 2004 increase of approximately 5% was the first increase in 11 years. However, future changes in electricity prices could have a significant impact on the Company’s earnings.

The provincial electricity regulator recently approved a redesigned rate structure for industrial customers that will result in the Company acquiring 90% of the electricity purchased from BC Hydro (the “Utility”) at a fixed rate that is lower than the current regulated rate, and 10% of the electricity at a rate that will approximate the price currently paid by the Utility for incremental electricity supplied by independent producers. The change in rate structure was implemented in 2006, and by design, is not expected to materially impact the Company's total cost of electricity. However, the rate structure has been designed to motivate industrial customers to reduce their electricity consumption.

The majority of the Company’s fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors.

A portion of the Company’s exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply contracts, under a Board-approved energy program. The Company’s energy hedging policy is restricted to 20-70% of the net exposure for oil and gas. In addition, the Company reduces its exposure to fossil fuel prices through the use of lower priced alternatives.

Freight charges comprise a significant portion of the Company’s cash costs, and are also dependent on oil and diesel fuel prices.

Legal Proceedings

In the ordinary course of business, the Company occasionally will become party to legal proceedings, generally related to contract disputes and employment law. As at March 31, 2006, the final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on financial results.

The Company and certain of its affiliates have been named, together with a number of other paper producers, in United States class action lawsuits alleging an ongoing conspiracy to fix prices of magazine and other publication papers. These suits were triggered by a European Commission investigation into possible anti-competitive practices by certain European paper producers. The Company believes there is no merit to the lawsuits but will nevertheless incur related costs to defend itself.

Prior Period Losses

The Company has recorded a net loss in 9 of the last 12 quarters. These losses have arisen primarily as a result of the strengthening Canadian dollar. Should market conditions deteriorate to a greater extent, the Company may, over time, need to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

In particular, the Company’s pulp operations, like those of other producers, have come under increasing pressure as a result of a relatively strong Canadian dollar and market conditions that do not compensate producers for rising energy costs. While under current market projections the Company expects to operate its pulp facilities, further deterioration in market conditions or unplanned capital expenditures may necessitate temporary or permanent curtailment.

Debt

The Company has a significant amount of debt, and debt agreements contain various restrictive and financial covenants. The Company’s ability to pay interest on, and to satisfy, its debt obligations will depend upon the Company’s future operating performance and its ability to obtain additional debt or equity financing, when necessary. Prevailing economic conditions and financial, business, and other factors beyond the Company’s control may affect its ability to make these payments. In addition, the Company’s debt level may limit its ability to obtain additional financing and increase its vulnerability to interest rate fluctuations. Should the challenging market conditions continue, the Company may, over time, have to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

Environmental Regulation

The Company’s operations are subject to a wide range of general and industry specific environmental laws and regulations related to waste management. The costs of compliance with such laws and regulations can be significant. The Company continually monitors its environmental performance and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

Labour Disruptions

Many of the Company’s suppliers and service providers are unionized. Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could have a material adverse effect on the business.

The majority of the Company’s pulp and paper mill employees are members of the Communications, Energy & Paperworkers Union of Canada (“CEP”), the Pulp, Paper and Woodworkers of Canada (“PPWC”) or the Canadian Office and Professional Employees Union (“COPE”) unions. Collective agreements with the CEP and PPWC unions expire in April 2008. During the first quarter of 2006, the Company negotiated a new collective agreement with COPE, the smallest of the three unions, that expires April 30, 2012. The Company believes its labour relations are good and does not anticipate labour disruptions in its operations.

13.0	OUTLOOK

The U.S. economy is expected to show steady growth through 2006. The effects of rising energy and fibre costs continue to present challenges for the industry, and the strength of the Canadian dollar remains a major concern. In contrast to other regions, the favourable economic environment in British Columbia, particularly with respect to stable electricity prices, along with the Company’s limited reliance on fossil fuels in its manufacturing processes, are expected to help create a competitive advantage for the Company. However, a strengthening Canadian dollar could continue to offset the Company’s progress on earnings improvement initiatives.

Specialty paper market conditions are expected to remain mixed in 2006. Coated mechanical paper prices are expected to remain under pressure in the near term before stabilizing in the second half of the year. Uncoated mechanical paper markets are expected to generally remain tight. SC prices are projected to strengthen during the year, and a US$40 per ton price increase has been announced, effective April 1, 2006. MF hi-brite grade prices are expected to trend upwards in the second quarter, and possibly beyond this, depending on newsprint price levels. For directory, demand is expected to show steady growth and production-to-capacity operating rates are expected to remain high in 2006.

For newsprint, the downward consumption trend is expected to continue through 2006 due to lower basis weights, and declining circulation and ad lineage. However, the market is expected to remain tight as recent mill closures keep operating rates high. The Company believes the decline in newsprint consumption is partly due to a shift by advertisers to uncoated specialty grades as growth in these grades has partially offset the decline in newsprint consumption. As a result, the Company believes that it is well positioned to address either further demand reductions, or a recovery in the newsprint market due to its ability to switch grades.

NBSK pulp markets are expected to show strong demand through the second quarter due to anticipated increased printing and writing demand in China and Western Europe. The Company expects prices to continue to trend upwards in the second quarter as recent mill closures in North America have tightened the market. Benchmark prices are anticipated to remain steady in the second half of the year as the impact of mill closures in North America is offset by additional capacity in South America. Kraft paper prices are expected to increase through the first half of the year and remain stable for the balance of 2006.

In 2006, the Company expects to spend approximately $100 million on capital projects, including approximately $7 million related to Powell River Energy Inc. (“PREI”) which will be financed primarily from PREI’s operations. The spending will be directed mostly toward rapid return projects in support of the Company’s performance improvement program. At the end of the first quarter, the Company has spent approximately $12 million and expects the remaining spending to be evenly distributed throughout the balance of the year. With respect to its annual planned maintenance, the Company expects spending to be evenly distributed throughout each quarter for the remainder of the year.

14.0	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of Directors. The Board of Directors have read and approved this MD&A. Through discussions with management, the Board of Directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

Internal Controls

On March 10, 2006, the Canadian Securities Administrators issued Notice 52-313, “Status of Proposed MI 52-111 Reporting on Internal Control over Financial Reporting and Proposed Amended and Restated MI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Findings,” (“52-313”). 52-313 notified market participants that proposed Multilateral Instrument 52-111, “Reporting on Internal Control over Financial Reporting” will be dropped, and that Multilateral Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Findings,” (“52-109”) will be modified to require:

  Annual CEO and CFO certifications stating that they have evaluated the effectiveness of the issuer’s internal control over financial reporting as of the end of the financial year, and caused the issuer to disclose in its annual management discussion and analysis their conclusions about the effectiveness of internal control over financial reporting as of the end of the financial year based on their evaluations.
  The issuer will not be required to obtain from its independent auditors an internal control audit opinion concerning management’s assessment of the effectiveness of internal control over financial reporting.
  These requirements will apply to all reporting issuers, other than investment funds, in all Canadian jurisdictions.
  The earliest these requirements will apply is in respect of financial years ending on or after December 31, 2007.

As a result of the changes highlighted in 52-313, the Company’s CEO and CFO will be required to certify as to the design of the Company’s internal controls over financial reporting for the fiscal year ended December 31, 2006, and the certification as to the effectiveness of internal controls over financial reporting will be added for the fiscal year ended December 31, 2007.

Section 404 of the United States Sarbanes-Oxley Act, “Management Assessment of Internal Controls,” (“Section 404”) continues to require that management assess and report on the effectiveness of internal controls over financial reporting annually and have the Company’s independent auditor report on management’s assessment of internal controls over financial reporting. The Company is required to comply with Section 404 by the end of its fiscal year ended December 31, 2006.

In order to comply with Section 404, the Company has undertaken a project to update and formalize the documentation of its internal controls over financial reporting, and to test the effectiveness of the internal controls over financial reporting upon which management is relying. To this end, the Company has engaged a third party advisor to assist in the project (the “Internal Control Project”).

The Internal Control Project has been ongoing and as of the end of the Company’s fiscal period ended March 31, 2006, the Company began the process of testing its internal controls over financial reporting. However, remediation work is ongoing with respect to some of the Company’s systems. Based on the work done to date, the Company expects that it will be able to comply with Section 404.

15.0	OUTSTANDING SHARE DATA

At April 27, 2006, the Company had 214,604,120 common shares issued and outstanding.

Additional information about the Company including the 2005 Annual Information Form is available on the Company’s website www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website www.sedar.com.